-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES NEW INVESTMENT OF $2.9 MILLION IN NULENS

Tel Aviv, April 21, 2005 - Elron Electronic Industries Ltd. (NASDAQ and TASE: ELRN) today announced a new investment of approximately $2.9 million in Nulens Ltd. ("Nulens"), an Israeli medical devices company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Nulens is developing a novel fully accommodative Intra-Ocular Lens (IOL) and is currently conducting pre-clinical trials. The investment will be in two installments. Following completion of the aggregate investment, Elron will hold approximately 25 percent of Nulens, on a fully diluted basis.

Doron Birger, Elron's President & CEO said: "The new investment in Nulens is consistent with our strategy of new investments in companies with innovative technologies that have the potential to create new paradigms in their industry. We believe that together with Elron, Nulens has the potential to become a major company that will create significant value for its shareholders".

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit
http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel: 972-3-607-5555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.